EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

The following presents the computation of per share earnings reflecting the assumption that dilutive stock options are exercised.

	(IN THOUSANDS EXCEPT PER SHARE DATA)
	2005	2004	2003

Net earnings (1)	$16,417	$15,441	$15,477

Weighted average common shares outstanding (2)	6,826	6,821	6,820

Common share equivalents relating to stock options	1	2	1

Adjusted common and common equivalent shares for computation (3)	6,827	6,823	6,821

Net earnings per share:
Basic (1/2)	$2.41	$2.26	$2.27
Diluted (1/3)	$2.40	$2.26	$2.27